Exhibit (c)(7)

DRAFT The Special Committee of the Board of Directors of Silver Confidential Discussion Materials Prepared for: October 27, 2004 CONFIDENTIAL DRAFT

Table of Contents Presentation to The Special Committee of the Board of Directors of Silver 1. Executive Summary 2. Situation Update 3. Preliminary Valuation Summary Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients.

Executive Summary

1 Executive Summary January 2004 - Goldner Hawn Johnson & Morrison ("GHJM") approached Silver ("Silver" or the "Company") to explore a potential going private transaction. Following GHJM's approach, a special committee of the Silver Board of Directors was established (the "Special Committee") February 2004 - Merrill Lynch & Co. ("Merrill Lynch") was hired by the Special Committee. As part of this assignment, Merrill Lynch approached seven well-capitalized private equity firms, exclusive of GHJM, who have historically expressed an interest in the retail industry to assess their appetite in pursuing a transaction with Silver Six of the seven private equity firms signed a confidentiality agreement and received public information on the Company None of the seven private equity firms submitted an indication of interest, citing concerns with the competitive environment and challenging same store sales performance Thought to be limited appetite among potential strategic buyers March 15, 2004 - GHJM submitted a preliminary indication of interest Offer price of $20.00 per share Did not specifically identify sources of equity or debt financing, but stated that they were working with Bear Stearns & Co. and had developed detailed plans for financing the proposed transaction Stated that they would only proceed within the context of an exclusivity period Mid-March - May 2004 - The Special Committee did not grant GHJM exclusivity, but rather granted GHJM a 15-day period during which it was granted access to Silver's management and the data room. The Special Committee requested that, at the end of that period, GHJM provide detailed information concerning the manner in which GHJM would finance the purchase and the price it would be willing to pay During this period, Apax Partners expressed unsolicited interest in Silver, and was granted access to certain public information on the Company, but after further review Apax expressed that it was interested only in Silver's real estate Summary Timetable

May 4, 2004 - GHJM submitted a revised indication of interest at an offer price of $16.00 per share May 6, 2004 - Merrill Lynch reviewed the indication of interest with the Special Committee Special Committee indicated that it would continue discussions with GHJM if the offer price was a minimum of $19.00 based on current market information and the Company's financial performance Upon further consideration, GHJM offered to provide a letter indicating an increased value of $17.00, with a potential for $18.00 May 13, 2004 - Special Committee determined to recommend to the Board to terminate the discussions with GHJM (on such date, the stock closed at $13.25) The Board subsequently concurred with the Special Committee and discussions with GHJM were subsequently terminated Mid-August 2004 - GHJM contacted Silver seeking to reinitiate discussions and indicated a proposed offer price of $19.00 per share, which was the price at which the Special Committee was willing to proceed in May In the interim period since May, Silver stock appreciated approximately 30% to $16.80 on August 23, 2004 2 Executive Summary Summary Timetable (cont'd)

October 12, 2004 - After several weeks of negotiation and provision of supplemental information to GHJM, the Special Committee determined to pursue a transaction with GHJM based on a proposed cash purchase price of $20.40 per share In connection with such determination, Silver and GHJM entered into an agreement that contains, among others, the following terms: GHJM and its representatives are prohibited from soliciting, negotiating or accepting any third party acquisition proposals until November 8, 2004 (the "Termination Date"), provided that the agreement contains certain exceptions applicable in the case of a bona fide third party acquisition proposal received by Silver or where Silver has received an indication from a third party that is considering making an acquisition proposal Silver must reimburse GHJM for its reasonable out-of-pocket expenses up to a maximum of $2 million if GHJM maintains its proposed price of $20.40 per share and within 9 months of the Termination Date, the Company, Enters into an agreement relating to, or consummates, any transaction contemplated by a third party acquisition proposal; or Publicly discloses its intention to pursue, consummates, or enters into a definitive agreement in connection with the financing of, a restructuring/recapitalization transaction involving a significant portion of its assets or capital stock or the payment of a special dividend to its stockholders GHJM and its equity partner, Bear Stearns Merchant Banking, have conducted and continue to conduct significant due diligence, including real estate appraisals of the assets, and continue to negotiate the merger agreement and work towards securing debt financing The Company is currently targeting signing a definitive agreement and announcing a transaction on November 8, 2004 3 Executive Summary Summary Timetable (cont'd)

4 Executive Summary Summary of Process 9 8 1 1 Initial Indications Signed CAs Contacted Parties Final Bids GHJM reinitiated contact with the Special Committee at $19.00 per share After several weeks of negotiation, GHJM and Special Committee agreed to proceed to attempt to complete a transaction at a revised offer level of $20.40 GHJM and Bear Stearns continue to undertake significant due diligence, contract negotiation and finalization of debt financing Apax Partners (1) Apollo Advisors Bain Capital GHJM KKR Leonard Green Texas Pacific Group Thomas H. Lee Vestar Capital Apax Partners Apollo Advisors Bain Capital GHJM KKR Leonard Green Texas Pacific Group Thomas H. Lee GHJM GHJM / Bear Stearns April/May Process August - Current Process ____________________ (1) Apax approached Merrill Lynch on an unsolicited basis.

Situation Update

5 Situation Update Implied Silver Values and Multiples (Dollars in Millions, Except per Share Data) ____________________ Note: All financial projections based on Silver management estimates. Note: Year represents calendar year. Fiscal year ends January following the calendar year. (1) Closing price of $16.08 as of October 25, 2004. (2) Calculated based on the treasury stock method. Based on 29.4 million basic shares outstanding, 2.145 million in-the-money options with weighted average strike price of $13.27 and 0.086 million restricted stock. (3) $435 million in net debt as of September 30, 2004. (4) LTM as of September 30, 2004. [110%]

6 Situation Update Implied Premiums to Silver's Historical Trading Values GHJM's offer represents approximately a 27% premium to Silver's current share price, and approximately a 35% premium to the one-year average

7 Situation Update One-Year Forward P/E Analysis Last Two Years ____________________ Source: Factset Database. Note: Dashed line reflects 2-year average.

8 Situation Update Stock Price Performance Last Five Years ____________________ Source: Factset Database. Note: Current price as of October 25, 2004. Current price, 52-Week high and 52-Week low based on closing prices. Current $16.08 52-Wk High $18.60 52-Wk Low $12.22 GHJM Offer $20.40

9 Situation Update Shares Traded Shares Traded 89% of the shares have traded below $17.00 in past year with the majority of shares trading between $14.00 and $16.00 Trading Volume Analysis % of LTM Volume Traded in Stock Price (1) % of Volume Traded Below Stock Price (1) ____________________ Note: Price baskets based on closing price. (1) Based on trading volume as of October 25, 2004.

10 Situation Update Issues and Considerations Cited by Potential Acquirors

11 Situation Update Historical Same Store Sales Trends __________________ Source: Company SEC filings and press releases. 2001 2002 2003 2001 2002 2003 2004 2004 Silver Platinum

12 Situation Update Historical Same Store Sales Trends (cont'd) Same Store Sales: Silver and Platinum vs. Discount Stores Composite (1) ____________________ Reflects Silver/Platinum less composite consisting of Wal*Mart (ex. Sam's Club) and Target.

13 Situation Update ROIC - Future Capex ____________________ Source Silver management Base Case projections. Note: Year represents calendar year. Fiscal year ends January following the calendar year. [125%]

14 Situation Update Regional Retailers - History of Financial Difficulties Over the years, many of Silver's primary competitors have filed for bankruptcy, largely due to the impact of WalMart and Target

Preliminary Valuation Summary

15 Preliminary Valuation Summary Summary Financials Management Base Case ____________________ Source: Silver management plan. Reduced capex case based on management guidance. Note: Year represents calendar year. Fiscal year ends January following the calendar year. Dollars in millions, except per share data. Reduced Capex Case

16 Preliminary Valuation Summary Overview Illustrative Valuations for Selected Alternatives ____________________ Note: Valuation as of October 15, 2004. Assumes net debt of $435 million and 29.4 million basic shares outstanding. Analysis includes restricted stock and "in-the-money" options, as applicable. All figures rounded to nearest $0.25. Current price of $16.08 per share as of October 25, 2004. Year represents calendar year. Fiscal year ends January following the calendar year. GHJM Offer Price: $20.40 Multiples Analysis 5.0x - 6.5x LTM EBITDA of $180 mm 4.5x - 5.5x Base Case 2008E EBITDA of $240 mm 10% - 12% WACC Base Case 11.1x Forward EPS 14% Discount Rate Premium Analysis 15% - 30% Premium to Current Price 25% - 35% Targeted 5-Year Return Exit Multiple: 4.75x - 5.25x 2008E EBITDA 52-Week Trading Range Acquisition Comparables Present Value of Projected Share Price Discounted Cash Flow Analysis Leveraged Buyout Analysis Liquidation Analysis Real Estate Analysis

17 Preliminary Valuation Summary Future Share Price Analysis FY EPS Estimates (1) Potential Future Share Price @ Forward P/E Multiple (11.1x) ____________________ Note: Year represents calendar year. Fiscal year ends January following the calendar year. (1) Based on estimates per management base case plan, adjusted per ML IBK estimates. (2) Based on the mid-point of an assumed discount rate range of 12.0% - 16.0%. Discounted to October 25, 2004. (3) Stock price as of October 25, 2004. Present Value of Share Price Based on 11.1x Forward P/E Multiple (2) Current Stock Price (3): $16.08 Prem./(Disc.) To Current Price: 0.0% 6.0% 3.0% 0.1% 1.6% GHJM Offer Prem./(Disc.): 26.9% 19.7% 23.1% 26.7% 24.9%

18 Preliminary Valuation Summary Selected Retail LBOs Dollars in Millions ____________________ Note: K.B. Toys and MicroWarehouse entered bankruptcy post their respective LBO transactions. * Initial transactions renegotiated; prior transactions not included in mean and median calculations for ltm values. New value price premiums not meaningful, due to presence of control premium in market price. (1) Reflects EBITA. [85%]

19 Preliminary Valuation Summary DCF - EBITDA Multiple Method (Dollars in Millions, Except per Share Data) ____________________ Note: Valuation as of September 30, 2004. Assumes $435 million of net debt as of September 30, 2004 per Silver management. Projections reflect management base case. Assumes 29.4 million basic shares outstanding, 0.086 million restricted shares and "in-the-money" options as applicable. [115%]

20 Preliminary Valuation Summary LBO Analysis - $20.40 Offer Price ____________________ Source: Silver management projections, as adjusted for reduced capex case. Note: Based on anticipated GHJM capital structure. Assumes transaction closes on January 30, 2004 with capital structure based on Silver management projected balance sheet at January 30, 2004. Interest rate assumptions per Merrill Lynch IBK estimates. Year represents calendar year. Fiscal year ends January following the calendar year. Dollars in millions, except per share data. Sources of Funds Uses of Funds 4-Year Returns Sensitivity Analysis

Preliminary Valuation Summary Real Estate Liquidation Value Analysis Review of Deutsche Bank Research Report - "Gold in Them Thar Retailers" (7/26/04) Square footage represents average for ShopKo stores only; does not take into account smaller Pamida box size 184 total actual owned stores Analysis does not take into account lower value for rural Pamida stores Average lease rate assumed to be $1.07 psf versus actual of $4.00 - 6.00 psf Value does not take into account liquidation costs and time value of money 21 Approx. 45% larger than actual square footage ____________________ Note: Dollars in millions, except per share data. Numbers may not sum due to rounding. (1) Assumes 49% stores owned. Assumes $1.00 - $2.00 incremental value capped at 8.0% per annum. Assumes $215 mm of net liabilities excluding real estate per Q1 '04 financial statements and 29 mm fully diluted shares outstanding.

22 Preliminary Valuation Summary Real Estate Liquidation Value Analysis (cont'd) Analysis breaks down Silver real estate portfolio into component parts and performs a top-level analysis of value Analysis assumes liquidation occurs over two years Footnotes appear on next slide

____________________ Note: This analysis should be viewed as a preliminary valuation review only and is not an appraisal. The properties have not been valued individually and have not been physically inspected. Broad valuation "rules of thumb", in conjunction with a review of certain previous analyses completed by the Company, were utilized to arrive at a preliminary conclusion of a reasonable value range for the Silver portfolio. (1) Owned retail assets were valued assuming net market rent for each asset would fall between approximately 3% and 3.5% of 2003 gross sales provided by the Company. This imputed net market rent was then capitalized to a value estimate at a range of 8% to 8.5%. The high value estimate assumes a 3.5% market rent to sales ratio and an 8% cap rate. The low valuation assumes an 8.5% cap with a 3% rent to sales ratio. The reasonableness of the resulting price per square foot for the owned assets was judged based on comparison to the per square foot pricing of recent sales of other big box retail stores (such as Target, Walmart, Costco, etc.) in the midwest and other comparable regions across the country. Valuation reasonableness for the owned assets were also judged against the estimated all in cost to build new, including land (per Silver). (2) Company estimates of $108 per square foot was deemed reasonable. (3) Valuation of Silver and Platinum leased assets estimated by ML based on differential between market rent and contract rent capped at 13.5%. (Approximates NPV at 13% IRR for 25 year remaining term - assuming constant rent differential.) Market rent estimated at 3% (low value) and 3.5% (high value) of 2003 sales for leased assets. (4) Silver and Platinum ground leased assets valued at $50/sf for building (leasehold) only. High and low values are plus and minus 20% of the base value respectively. (5) Owned "other assets" consists primarily of distribution warehouse properties, the Company's corporate office and assorted vacant parcels. Value estimates were provided by the Company for these assets. Merrill Lynch reviewed the indicated price per square foot for the improved assets and judged them to be within a reasonable range for properties of these types in the locations indicated. (6) Assumes 29.4 million basic shares, 0.086 restricted shares and "in-the-money" options at liquidation value per share. (7) Assumes assets divested over two-year period, assumes 11% discount and mid-year discounting. Tax basis of property (land, land bank, site improvements, building and leasehold interests) of $495 million at January 30, 2004 reduced annually by approximately $23 million in FY'04, $23 million in FY'05 and $12 million in FY'06, in line with historical depreciation rates. (8) Other net assets consists of other current assets ($41 million), current liabilities ($549 million), long-term debt ($238 million), other long-term obligations ($23 million) and deferred income taxes ($34 million). Preliminary Valuation Summary Real Estate Liquidation Value Analysis (cont'd)